UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                             Maximum Dynamics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   57774K-10-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)
 Eric Majors, 2 N. Cascade Avenue, Suite 1100, Colorado Springs, Colorado 80903
                                 (719) 381-1728
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                               November 16, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   57774K-10-9
--------------------------------------------------------------------------------
                  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                           FRANCO MACCIONI
--------------------------------------------------------------------------------
                 2.   Check the Appropriate Box if a Member of a Group (See
                      Instructions) (a)
                      (b)
--------------------------------------------------------------------------------
                 3. SEC Use Only
--------------------------------------------------------------------------------
                 4. Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------
                 5. Check if Disclosure of Legal Proceedings Is Required
                    Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
                 6. Citizenship or Place of Organization     SOUTH AFRICA
--------------------------------------------------------------------------------
Number of        7.        Sole Voting Power     6,457,353
                                                -------------
Shares

Beneficially     8.        Shared Voting Power   0
                                                ----
Owned by

Each             9.        Sole Dispositive Power   6,082,353
                                                   ------------
Reporting

Person           10.       Shared Dispositive Power   0
                                                     ----
With

--------------------------------------------------------------------------------
                 11. Aggregate Amount Beneficially Owned by Each Reporting
                     Person               6,457,353
--------------------------------------------------------------------------------
                 12. Check if the Aggregate Amount in Row (11) Excludes Certain
                     Shares (See Instructions)
--------------------------------------------------------------------------------
                 13. Percent of Class Represented by Amount in Row (11)  8%
                                                                        ------
--------------------------------------------------------------------------------
                 14. Type of Reporting Person (See Instructions)
                             IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER
----------------------------

This statement relates to shares of the common stock, no par value of Maximum Dynamics, Inc., a Colorado corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2 N. Cascade Avenue, Suite 1100, Colorado Springs, Colorado 80903.

ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

(a) Name:                                  Franco Maccioni
(b) Business Address:                      PO Box 55177, Sunset Beach
                                           Milnerton 7441 South Africa.

(c) Present Principal Occupation:          Chief Executive Officer of the
                                           Issuer's subsidiary.

(d) Disclosure of Criminal Proceedings:    Mr. Maccioni has not been convicted
                                           in any criminal proceeding at any
                                           time.

(e) Disclosure of Civil Proceedings:       Mr. Maccioni has not been subject to
                                           any judgment, decree or final order
                                           enjoining violations of or
                                           prohibiting or mandating activities
                                           subject to federal or state
                                           securities laws or finding any
                                           violations with respect to such laws.

(f) Citizenship:                           Mr. Maccioni is a citizen of
                                           South Africa.



ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

Not Applicable.

ITEM 4.  PURPOSE OF TRANSACTION
--------------------------------

Mr. Maccioni pledged 375,000 shares as collateral for a loan to the Issuer. Mr. Maccioni's total ownership is 6,457,353 shares of the Issuer's common stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

Mr. Maccioni beneficially owns a total of 6,457,353 shares of the Issuer's common stock as follows:

(a) Mr. Maccioni directly and personally owns 6,457,353 shares of the Issuer's common stock which comprises 8.0% of the Issuer's total issued and outstanding shares, based on 81,110,294 shares issued and outstanding according to the Issuer.

(b) Mr. Maccioni has sole voting power as to the 6,457,353 shares he owns directly but has pledged 357,000 shares of his stock in as collateral for a loan to the Issuer; therefore his dispositive power is limited to 6,082,353 shares.

(c) Mr. Maccioni sold 250,000 shares of his common stock for $0.06 per share on November 16, 2004 resulting in his ownership of 6,457,353 shares of the Issuer's common stock.

(d) The lender in the bank loan has the power to sell or receive the proceeds from the 375,000 shares as collateral for the bank loan in the event of a default on that loan.

(e) Not Applicable.

ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
------------------------------------------------------------------------------

Mr. Maccioni has pledged 375,000 shares of his stock in as collateral for a bank loan to the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

Loan agreement between bank and Issuer.

                                    Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 16, 2004

Date

/s/ Franco Maccioni
-----------------------------------
FRANCO MACCIONI

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)